SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 13)*

TALON THERAPEUTICS, INC.
(Name of Issuer) Common Stock, $0.001 par value per share
(Title of Class of Securities) 87484H104
(CUSIP Number)

James E. Flynn
Deerfield Mgmt, L.P.
780 Third Avenue, 37th Floor
New York, New York  10017
(212) 551-1600

With a copy to:

Mark I. Fisher, Esq.
Elliot Press, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York  10022
(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) November 14, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 14 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 87484H104	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,745,951 Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,745,951 Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,745,951 Shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.00% (2)
14	TYPE OF REPORTING PERSON PN

(1)  Comprised of an aggregate of 256,035 shares of common stock, warrants to purchase 324,735 shares of common stock, 6,073,059 shares of common stock issuable as of November 14, 2012 upon the conversion of an aggregate of 36,807 shares of Series A-1 Convertible Preferred Stock, 11,973,077 shares of common stock issuable as of November 14, 2012 upon the conversion of an aggregate of 34,042 shares of Series A-2 Convertible Preferred Stock, and 3,119,045 shares of common stock issuable as of November 14, 2012 upon the conversion of an aggregate of 10,708 shares of Series A-3 Convertible Preferred Stock, held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund, L.P. and Deerfield Private Design International, L.P.

(2)  Based on 22,001,891 outstanding shares of common stock of the Company as reported in the Company's Quarterly Report on Form 10-Q filed by the Company on November 14, 2012 with the Securities and Exchange Commission.

SCHEDULE 13D
CUSIP No. 87484H104	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,449,910 Shares (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,449,910 Shares (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,449,910 Shares (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.19% (4)
14	TYPE OF REPORTING PERSON PN

(3)    Comprised of 34,252 shares of common stock, warrants to purchase 21,414 shares of common stock, 400,283 shares of common stock issuable as of November 14, 2012 upon the conversion of 2,426 shares of Series A-1 Convertible Preferred Stock, 788,899 shares of common stock issuable as of November 14, 2012 upon the conversion of 2,243 shares of Series A-2 Convertible Preferred Stock, and 205,062 shares of common stock issuable as of November 14, 2012 upon the conversion of 704 shares of Series A-3 Convertible Preferred Stock.

(4)   See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,773,516 Shares (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,773,516 Shares (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,773,516 Shares (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.18% (6)
14	TYPE OF REPORTING PERSON PN

(5)  Comprised of 84,934 shares of common stock, warrants to purchase 116,172 shares of common stock, 2,172,685 shares of common stock issuable as of November 14, 2012 upon the conversion of 13,168 shares of Series A-1 Convertible Preferred Stock, 4,283,534 shares of common stock issuable as of November 14, 2012 upon the conversion of 12,179 shares of Series A-2 Convertible Preferred Stock, and 1,116,191 shares of common stock issuable as of November 14, 2012 upon the conversion of 3,832 shares of Series A-3 Convertible Preferred Stock.

(6)  See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,522,525 Shares (7)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,522,525 Shares (7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,522,525 Shares (7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.42% (8)
14	TYPE OF REPORTING PERSON PN

(7)  Comprised of 136,849 shares of common stock, warrants to purchase 187,149 shares of common stock, 3,500,091 shares of common stock issuable as of November 14, 2012 upon the conversion of 21,213 shares of Series A-1 Convertible Preferred Stock, 6,900,644 shares of common stock issuable as of November 14, 2012 upon the conversion of 19,620 shares of Series A-2 Convertible Preferred Stock, and 1,797,792 shares of common stock issuable as of November 14, 2012 upon the conversion of 6,172 shares of Series A-3 Convertible Preferred Stock.

(8)  See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,409,921 Shares (9)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,409,921 Shares (9)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,409,921 Shares (9)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.96% (10)
14	TYPE OF REPORTING PERSON PN

(9)  Comprised of an aggregate of 323,559 shares of common stock, warrants to purchase 363,984 shares of common stock, 6,806,967 shares of common stock issuable as of November 14, 2012 upon the conversion of an aggregate of 41,255 shares of Series A-1 Convertible Preferred Stock, 13,420,031 shares of common stock issuable as of November 14, 2012 upon the conversion of an aggregate of 38,156 shares of Series A-2 Convertible Preferred Stock, and 3,495,380 shares of common stock issuable as of November 14, 2012 upon the conversion of an aggregate of 12,000 shares of Series A-3 Convertible Preferred Stock, held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P. and Deerfield Special Situations Fund International, Limited, of which Deerfield Management Company, L.P. is the investment advisor.

(10)  See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Special Situations Fund International, Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,663,970 Shares (11)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,663,970 Shares (11)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,663,970 Shares (11)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.83% (12)
14	TYPE OF REPORTING PERSON CO

(11) Comprised of 67,524 shares of common stock, warrants to purchase 39,249 shares of common stock, 733,908 shares of common stock issuable as of November 14, 2012 upon the conversion of 4,448 shares of Series A-1 Convertible Preferred Stock, 1,446,954 shares of common stock issuable as of November 14, 2012 upon the conversion of 4,114 shares of Series A-2 Convertible Preferred Stock, and 376,335 shares of common stock issuable as of November 14, 2012 upon the conversion of 1,292 shares of Series A-3 Convertible Preferred Stock.

(12)  See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 8 of 14 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,409,921 Shares (13)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,409,921 Shares (13)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,409,921 Shares (13)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.96% (14)
14	TYPE OF REPORTING PERSON IN

(13)  Comprised of an aggregate of 323,559 shares of common stock, warrants to purchase 363,984 shares of common stock, 6,806,967 shares of common stock issuable as of November 14, 2012 upon the conversion of an aggregate of 41,255 shares of Series A-1 Convertible Preferred Stock, 13,420,031 shares of common stock issuable as of November 14, 2012 upon the conversion of an aggregate of 38,156 shares of Series A-2 Convertible Preferred Stock, and 3,495,380 shares of common stock issuable as of November 14, 2012 upon the conversion of an aggregate of 12,000 shares of Series A-3 Convertible Preferred Stock, held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P. and Deerfield Special Situations Fund International, Limited.

(14)  See footnote 2 above.

CUSIP No. 87484H104

The Schedule 13D filed on October 19, 2009 by (i) Deerfield Mgmt, L.P. (formerly Deerfield Capital, L.P.) (“Deerfield Mgmt”), (ii) Deerfield Special Situations Fund, L.P. (“Deerfield Special Situations Fund”), (iii) Deerfield Private Design Fund, L.P. (“Deerfield Private Design Fund”), (iv) Deerfield Private Design International, L.P. (“Deerfield Private Design International”), (v) Deerfield Management Company, L.P. (“Deerfield Management”), (vi) Deerfield Special Situations Fund International, Limited (“Deerfield Special Situations International”) and (vii) James E. Flynn, a natural person (“Flynn” and collectively with Deerfield Mgmt, Deerfield Special Situations Fund, Deerfield Private Design Fund, Deerfield Private Design International, Deerfield Management and Deerfield Special Situations International, the “Reporting Persons”), as amended by Amendment No. 1 filed on June 11, 2010, Amendment No. 2 filed on September 16, 2010, Amendment No. 3 filed on February 4, 2011, Amendment No. 4 filed on May 25, 2011, Amendment No. 5 filed on June 13, 2011, Amendment No. 6 filed on June 24, 2011, Amendment No. 7 filed on September 7, 2011, Amendment No. 8 filed on January 12, 2012, Amendment No. 9 filed on March 16, 2012, Amendment No. 10 filed on May 9, 2012, Amendment No. 11 filed on July 20, 2012 and Amendment No. 12 filed on August 21, 2012 with respect to the securities of Talon Therapeutics, Inc. (the “Company”) (formerly Hana Biosciences, Inc.) is hereby amended by this Amendment No. 13. Only those items hereby reported in this Amendment No. 13 are amended and all other items remain unchanged.  Terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D, as amended.

Item 3.                    Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to include the following:

In accordance with the Facility Agreement (as previously reported on Amendment No. 8 filed January 12, 2012 by the Reporting Persons), in lieu of the Company’s interest payment obligation under the Facility Agreement in the aggregate amount of $682,753.42 for the quarter ended September 30, 2012, on September 28, 2012, the Company issued and delivered to the Reporting Persons an aggregate of 6,826 shares of Series A-2 Convertible Preferred Stock (convertible as of September 28, 2012 into an aggregate of 2,275,333 shares of Common Stock) and paid cash in lieu of fractional shares an aggregate amount of $153.42.  The shares of Series A-2 Convertible Preferred Stock issued and delivered to the Reporting Persons consisted of (i) 401 shares of Series A-2 Convertible Preferred Stock (convertible as of September 28, 2012 into 133,667 shares of Common Stock) issued to Deerfield Special Situations Fund, (ii) 736 shares of Series A-2 Convertible Preferred Stock (convertible as of September 28, 2012 into 245,333 shares of Common Stock) issued to Deerfield Special Situations International, (iii)  2,179 shares of Series A-2 Convertible Preferred Stock (convertible as of September 28, 2012 into 726,333 shares of Common Stock) issued to Deerfield Private Design Fund, and (iv) 3,510 shares of Series A-2 Convertible Preferred Stock (convertible as of September 28, 2012 into 1,170,000 shares of Common Stock) issued to Deerfield Private Design International.

Set forth below is the source and amount of funds and other consideration utilized by Deerfield Special Situations Fund, Deerfield Private Design Fund, Deerfield Private Design International and Deerfield Special Situations International (collectively, the “Deerfield Purchasers”) to acquire the shares of Series A-3 Convertible Preferred Stock of the Company (the “Series A-3 Preferred Stock”) as described in this Amendment No. 13.

CUSIP No. 87484H104

Deerfield Special Situations Fund utilized available cash assets in the amount of $17,600 to acquire 176 shares of Series A-3 Preferred Stock.  Deerfield Private Design Fund utilized available cash assets in the amount of $95,800 to acquire 958 shares of Series A-3 Preferred Stock.  Deerfield Private Design International utilized available cash assets in the amount of $154,300 to acquire 1,543 shares of Series A-3 Preferred Stock.  Deerfield Special Situations International utilized available cash assets in the amount of $32,300 to acquire 323 shares of Series A-3 Preferred Stock.  Cash funds for the purchase of the Series A-3 Preferred Stock were derived from general working capital, and includes funds provided by investors in the Deerfield Purchasers.

Item 4.                    Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

On November 14, 2012, pursuant to the terms of the 2012 Investment Agreement (as amended by the Amendment to the 2012 Investment Agreement), the Deerfield Purchasers purchased 3,000 shares of Series A-3 Preferred Stock for an aggregate purchase price of $300,000.

Item 5.                    Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of the Schedule 13D are amended and restated to read as follows:

All of the computations and share amounts used here do not give effect to any accretion of shares Series A-1 Preferred Stock, Series A-2 Preferred Stock or Series A-3 Preferred Stock after November 14, 2012.

(a)

(1)           Reporting Persons

Number of shares:           24,409,921 (13)
Percentage of shares:             52.96% (2)

(2)           Deerfield Mgmt

Number of shares:           21,745,951 (1)
Percentage of shares:             50.00% (2)

(3)           Deerfield Special Situations Fund

Number of shares:           1,449,910 (3)
Percentage of shares:              6.19% (2)

(4)           Deerfield Private Design Fund

Number of shares:           7,773,516 (5)
Percentage of shares:              26.18% (2)

CUSIP No. 87484H104

(5)           Deerfield Private Design International

Number of shares:           12,522,525 (7)
Percentage of shares:             36.42% (2)

 (6)           Deerfield Management

Number of shares:           24,409,921 (9)
Percentage of shares:             52.96% (2)

(7)           Deerfield Special Situations International

Number of shares:           2,663,970 (11)
Percentage of shares:              10.83% (2)

(8)           Flynn

Number of shares:          24,409,921 (13)
Percentage of shares:            52.96% (2)

(b)

(1)           Deerfield Mgmt

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:    21,745,951 shares (1)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:     21,745,951 shares (1)

(2)           Deerfield Special Situations Fund

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:     1,449,910 shares (3)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:     1,449,910 shares (3)

(3)           Deerfield Private Design Fund

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:     7,773,516 shares (5)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:     7,773,516 shares (5)

(4)           Deerfield Private Design International

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:     12,522,525 shares (7)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:     12,522,525 shares (7)

CUSIP No. 87484H104

(5)           Deerfield Management

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:     24,409,921 shares (9)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:     24,409,921 shares (9)

(6)           Deerfield Special Situations International

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:     2,663,970 shares (11)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:     2,663,970 shares (11)

(7)           Flynn

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:    24,409,921 shares (13)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:    24,409,921 shares (13)

Flynn is the sole member of the general partner of each of Deerfield Mgmt and Deerfield Management.  Deerfield Mgmt is the general partner of Deerfield Special Situations Fund, Deerfield Private Design Fund and Deerfield Private Design International.  Deerfield Management is the investment advisor of Deerfield Special Situations International, Deerfield Special Situations Fund, Deerfield Private Design Fund and Deerfield Private Design International.

(c)             As described under Item 3 above, on September 28, 2012, in lieu of the Company’s interest payment obligation under the Facility Agreement for the quarter ended September 30, 2012, the Company issued and delivered to the Reporting Persons an aggregate of 6,826 shares of Series A-2 Convertible Preferred Stock, consisting of (i) 401 shares of Series A-2 Convertible Preferred Stock issued to Deerfield Special Situations Fund, (ii) 736 shares of Series A-2 Convertible Preferred Stock issued to Deerfield Special Situations International, (iii)  2,179 shares of Series A-2 Convertible Preferred Stock issued to Deerfield Private Design Fund, and (iv) 3,510 shares of Series A-2 Convertible Preferred Stock issued to Deerfield Private Design International.

As described under Item 3 above, on November 14, 2012, Deerfield Special Situations Fund acquired 176 shares of Series A-3 Preferred Stock, Deerfield Private Design Fund acquired 958 shares of Series A-3 Preferred Stock, Deerfield Private Design International acquired 1,543 shares of Series A-3 Preferred Stock and Deerfield Special Situations International acquired 323 shares of Series A-3 Preferred Stock pursuant to the terms of the 2012 Investment Agreement (as amended by the Amendment to the 2012 Investment Agreement). Shares of Series A-3 Preferred Stock are convertible into Common Stock.

CUSIP No. 87484H104

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 16, 2012

DEERFIELD MGMT, L.P.

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact*

DEERFIELD SPECIAL SITUATIONS FUND, L.P.

By:	Deerfield Mgmt, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact*

DEERFIELD PRIVATE DESIGN FUND, L.P.

By:	Deerfield Mgmt, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact*

DEERFIELD PRIVATE DESIGN INTERNATIONAL, L.P.

By:	Deerfield Mgmt, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact*

CUSIP No. 87484H104

DEERFIELD MANAGEMENT COMPANY, L.P.

By:	Flynn Management LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact*

DEERFIELD SPECIAL SITUATIONS FUND INTERNATIONAL, LIMITED

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact*

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact*

*Power of Attorney previously filed as Exhibit 24 to the Form 4 filed by the Reporting Persons on August 21, 2012 with respect to the Company.